SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 7, 2022

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, April 7, 2022 regarding “Ericsson announces change to the Executive Team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: April 7, 2022

PRESS RELEASE April 7, 2022

Ericsson announces change to the Executive Team

•	Peter Laurin, Senior Vice President and Head of Business Area Managed Services, will leave his position and the Ericsson Executive Team, effective August 15, 2022

Ericsson (NASDAQ: ERIC) today announces that Peter Laurin has decided to leave Ericsson to pursue opportunities outside the company. Peter Laurin has been with the company since 2001 and will leave his position as Senior Vice President and Head of Business Area Managed Services on August 15, 2022. He has served on Ericsson’s Executive Team since 2017.

Börje Ekholm, President and CEO, says: “Peter has been instrumental in turning around and transforming our Managed Services business and successfully led Ericsson’s digitalization and IT journey. He is a valued member of the Ericsson leadership team and I wish Peter all the very best in this new role as CEO of Piab.”

Peter’s successor as Head of Business Area Managed Services will be announced later.

Piab (www.piab.com) is a leading company in automation of production processes around the globe.

NOTES TO EDITORS:

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PRESS RELEASE April 7, 2022

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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